EXHIBIT (c)(x)

Changes to Queensland Treasury Corporation’s Capital Markets Board

Changes to Queensland Treasury Corporation’s Capital Markets Board

The following changes to Queensland Treasury Corporation’s Capital Markets Board have occurred:

•	Mr. Leonard Stone has been appointed to Queensland Treasury Corporation’s Capital Markets Board with effect from October 1, 2026. Mr. Stone’s biography is set out below; and

•

Mr. Paul Williams has been reappointed as a Queensland Treasury Member (ex-officio) of the Queensland Treasury Corporation’s Capital Markets Board for a term commencing October 1, 2026 and ending September 30, 2029. Mr. Williams’ biography is set out in Exhibit (c)(vii) to the Form 18-K filed on February 21, 2025.

As noted in Queensland Treasury Corporation’s Annual Report filed as Exhibit (c)(viii) to the Form 18-K/A filed on October 2, 2026, the terms of Ms. Rosemary Vilgan and Dr. Natalie Smith on Queensland Treasury Corporation’s Capital Markets Board concluded on September 30, 2026.

Biography

Mr. Leonard Stone

Mr. Stone is an experienced director with expertise in treasury management, funding, liquidity, capital markets and balance sheet risk management.

He is currently a member of the Queensland Treasury Audit & Risk Committee and a Director of Tattersall’s Nominees Limited.

Mr. Stone was previously Treasurer and Chair of the Asset & Liability Committee at Credit Union Australia and Bank of Queensland. He was also Chair of CUA Management Pty Ltd, a Director of Credicorp Finance Pty Ltd, and a consultant at TSL Consulting.

Mr. Stone holds a Bachelor of Commerce and a Diploma of Education from The University of Queensland and is a Member of the Australian Institute of Company Directors.

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